SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Network-1 Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

6412N109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6412N109		13G	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John E. Herzog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,200,130
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,200,130
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Network-1 Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

445 Park Avenue, Suite 912

New York, NY 10022

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G is filed by John E. Herzog.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

824 Harbor Road, Southport, CT 06890-1410

Item 2(c).	Citizenship:

Mr. Herzog is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 6412N109

Item 3.	Not applicable.

Item 4.	Ownership.

The percentages used herein are calculated based upon 23,239,951 shares of Common Stock outstanding (as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2015 filed on November 16, 2015).

(a)	Amount Beneficially Owned: 1,200,130
(b)	Percent of Class: 5.2%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,200,130
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 1,200,130
(iv)	shared power to dispose or to direct the disposition of: 0

Items 5-10. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2016

/s/ John E. Herzog
John E. Herzog